Exhibit 99.4


managed most of the Enron Companies' energy assets and operations (power plants, pipelines, and distribution companies) outside of North America and Europe. As of the Initial Petition Date, these operations existed in approximately 18 countries and territories across the globe, primarily in developing markets. Refer to Section X., "Prisma Energy International Inc." for further information regarding certain of these assets.

          Global Assets also included (i) ENE's investment in Azurix, a global water company engaged in the business of owning, operating and managing water and wastewater assets, providing water- and wastewater- related services and developing and managing water resources and (ii) Wind, which, together with its subsidiaries, was an integrated manufacturer and developer of wind power, providing power plant design and engineering, project development, and operations and maintenance services./21

     7. Broadband Services. Broadband Services' businesses included the provision of (i) bandwidth management and intermediation services and (ii) content delivery services. During 2000, Broadband Services continued its work on establishing the EIN, a high-capacity, global fiber optic network. At December 31, 2000, Broadband Services had started trading contracts in multiple bandwidth products and had signed service agreements with several content providers. However, ultimately, Broadband Services was unable to fulfill its business goals and, in 2001, it began to wind down its business affairs./22

C.   Debtors' Prepetition Credit Facilities

     1. ENE Credit Facilities. Prior to the Initial Petition Date, ENE maintained several term and revolving credit facilities. The facilities include the following:

          a. $1.75 billion 364-day senior unsecured committed revolving credit facility for general corporate purposes including commercial paper backstop. Citibank and JPMCB were Co-Administrative Agents. The facility closed on May 14, 2001. The facility was fully drawn in October 2001.

          b. $1.25 billion long-term senior unsecured committed revolving credit facility for general corporate purposes including commercial paper backstop. Citibank and JPMCB were Co-Administrative Agents. The facility closed on May 18, 2000. The facility was fully drawn in October 2001.

          c. $12 million 13-month term credit facility for general corporate purposes. Toronto-Dominion (Texas) Inc. was the Agent. The facility closed on December 14, 2000. Toronto-Dominion (Texas) Inc. resigned as Agent in December 2001.

-------------
21 In addition to certain non-Debtor affiliates, the Wind business group included the following Debtors: Wind, Wind Constructors, Wind Development, Wind Maintenance, EWESC, Wind Systems, Cabazon Power, Cabazon Holdings, Victory Garden, ZWHC, Zond Pacific, Zond Minnesota, Enron Wind Storm Lake I, Enron Wind Storm Lake II, Green Power, EWLB, and EREC.

22 In addition to certain non-Debtor affiliates, Broadband Services included the following Debtors: EBS, EBS LP, Communications Leasing, ECI Nevada, ECI Texas, Enrock, Enrock Management, ECG, WarpSpeed, DSG, Modulus, and ETI.


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


          d. $100 million revolving Promissory Note between ENE, as borrower, and The Toronto-Dominion Bank, as lender, dated November 15, 1993. At the Initial Petition Date, the outstanding principal balance under this note was $55 million.

          e. $100 million revolving Promissory Note between ENE, as borrower, and Barclays, as lender, dated March 15, 1991. At the Initial Petition Date, the outstanding principal balance under this note was $15 million.

     2. Pipeline Credit Facilities. Two ENE non-Debtor subsidiaries entered into corporate revolvers during the fourth quarter of 2001 with a total commitment of $1.0 billion for general corporate purposes. The facilities include the following:

          a. Transwestern Pipeline Company. Transwestern had a $550 million 364-day senior secured committed revolving credit facility. The facility was secured by substantially all of the assets of Transwestern. ENE was the guarantor of the facility. Citicorp North America, Inc. and JPMCB were Co-Administrative Agents. The facility closed on November 13, 2001, has been extended through November 6, 2003 and has been converted to a term loan. The facility was fully drawn on the closing. Refer to Section XIV.H., "CrossCountry" for further information.

          b. Northern Natural Gas Company. NNG had a $450 million 364-day senior secured committed revolving credit facility. The facility was secured by substantially all of the assets of the borrower. ENE was the guarantor for the facility. Citicorp North America, Inc. and JPMCB were Co-Administrative Agents. The facility closed on November 19, 2001. The facility was fully drawn on the closing. As part of the transfer of NNG to Dynegy, the ENE guaranty was later released. Refer to Section IV.B.4.b., "Dynegy Merger Agreement, Related Litigation, and Settlement" for further information.

     3. Letter of Credit Facilities. Prior to the Initial Petition Date, ENE maintained two syndicated committed letter of credit facilities, and obtained numerous letters of credit from various financial institutions under uncommitted reimbursement agreements.

          a. Trade Finance and Reimbursement Agreement dated as of September 10, 2001 among ENE, the banks named therein and West LB as Issuing Bank in the amount of $245 million. There were approximately $166 million in outstanding letters of credit as of the Initial Petition Date.

          b. Letter of Credit and Reimbursement Agreement dated as of May 14, 2001 among ENE, the banks named therein and JPMCB as Issuing Bank in the amount of $500 million. There were approximately $290 million in outstanding letters of credit as of the Initial Petition Date.

          c. In addition to the letters of credit referred to above, there were various letters of credit issued for the benefit of ENE in the notional amount of approximately $651 million as of the Initial Petition Date.

          d. The amounts above describe only those letters of credit that remained outstanding, but undrawn, as of the Initial Petition Date. ENE incurred prepetition


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


reimbursement obligations under several letters of credit which were drawn shortly before, and for some time after, the Initial Petition Date.

     4. San Juan Gas Credit Facility. San Juan Gas had a $20 million 364-day revolving credit facility. Banco Bilbao Vizcaya Argentaria Puerto Rico was the Administrative Agent. ENE was the guarantor of the facility. At the Petition Date, the outstanding principal amount due under the credit facility was $14.4 million.

     5. Additional Information. For information regarding additional obligations of the Debtors, refer to Appendix C: "Estimated Assets, Claims and Distributions", the Debtors' Schedules of Assets and Liabilities, which are available at http://www.enron.com/corp/por/, and to Claims filed against the Debtors, which are available for viewing at http://www.bsillc.com.

D.   Debtors' Prepetition Debt Securities

          Unless otherwise noted, as of the Petition Date, the following debt securities of the Debtors were outstanding:

Name of Trustee / Payee /                                               Amount Outstanding as of
Principal Obligee (as of                                                the Petition Date (unless
July 31, 2003)                  Instrument/CUSIP or ISIN                otherwise noted)                Debtor

The Bank of New York, as        7.00% Exchangeable Note Payable         $402,650,298.61/23               ENE
Trustee                         due 07/31/02 (293561882)

Wells Fargo Bank, as Trustee    9.125% Note Payable due 04/01/03        $190,856,046                     ENE
                                (293561AQ9)

Wells Fargo Bank, as Trustee    9.875% Note Payable due 06/15/03        $104,580,903                     ENE
                                (293561AF3)

Wells Fargo Bank, as Trustee    7.875% Note Payable due 06/15/03        $336,872,656                     ENE
                                (293561CB0)

The Chase Manhattan Bank,       Floating Rate Notes due 06/18/03        $324,660,097                     ENE
as Issuing and Principal        (XS0130764649)
Paying Agent

The Chase Manhattan Bank,       0.77% Bond due 06/18/03                 $81,334,720                      ENE
as Issuing and Principal        (XS0130765026)
Paying Agent

Wells Fargo Bank, as Trustee    6.625% Note Payable due 10/15/03        $72,269,723                      ENE
                                (293561BN5)

The Chase Manhattan Bank,       0.97% Bond due 06/18/04                 $81,408,566                      ENE
as Issuing and Principal        (XS0130823593)
Paying Agent

Wells Fargo Bank, as Trustee    7.625% Note Payable due 09/10/04        $191,351,671                     ENE
                                (293561AR7)

Wells Fargo Bank, as Trustee    6.75% Note Payable due 09/01/04         $86,323,180                      ENE
                                (293561AY2)

-------------------
23 The parties had a dispute over the outstanding amount of debt, which was resolved pursuant to an order entered on October 28, 2003. This amount is the allowed amount of the claim set forth in the order.


                                      106




Name of Trustee / Payee /                                               Amount Outstanding as of
Principal Obligee (as of                                                the Petition Date (unless
July 31, 2003)                  Instrument/CUSIP or ISIN                otherwise noted)                Debtor

Wells Fargo Bank, as Trustee    6.75% Senior Notes due 09/15/04         $40,577,500                      ENE
                                (293561BM7)

Wells Fargo Bank,               4.375% Bond due 04/08/05                $368,604,875                     ENE
Minnesota, N.A. as Trustee      (XS0096366686)


Wells Fargo Bank, as Trustee    8.375% Note Payable due 05/23/05        $175,366,406                     ENE
                                (29357WAA5)

The Bank of New York            6.75% Senior Subordinate                $164,123,200                     ENE
                                Debentures due 07/01/05
                                (293561AT3)

Wells Fargo Bank, as Trustee    6.625% Note Payable due 11/15/05        $250,782,118                     ENE
                                (293561BS4)

Wells Fargo Bank,               9.625% Note Payable due 03/15/06        $172,370,780                     ENE
Minnesota, N.A. as Registrar    (460575AR4)
and Agent Trustee, Paying
Agent

Wells Fargo Bank, as Trustee    6.40% Note Payable due 07/15/06         $239,729,931                     ENE
                                (293561BT2)

Wells Fargo Bank, as Trustee    7.125% Senior Notes due 05/15/07        $149,501,323                     ENE
                                (293561AX4)

Wells Fargo Bank, as Trustee    6.875% Note Payable due 10/15/07        $89,798,837                      ENE
                                (293561AZ9)

Wells Fargo Bank, as Trustee    6.725% Note Payable due 11/15/08        $200,635,139                     ENE
                                (293561BP0)

Wells Fargo Bank, as Trustee    6.75% Note Payable due 08/01/09         $182,549,719                     ENE
                                (293561BA3)

The Bank of New York            8.25% Senior Subordinate                $104,563,109                     ENE
                                Debentures due 09/15/12
                                (293561AS5)

Wells Fargo Bank, as Trustee    7.375% Note Payable due 05/15/19        $385,658,448                     ENE
                                (293561BX3)

Wells Fargo Bank,               Convertible Senior Note due 2021        $1,271,856,649                   ENE
Minnesota, N.A. as Trustee      (293561CC8/293561CD6)


Wells Fargo Bank, as Trustee    7.00% Senior Debentures due             $17,155,658                      ENE
                                08/15/23 (293561AU0)

Wells Fargo Bank, as Trustee    6.95% Note Payable due 07/15/28         $200,456,176                     ENE
                                (293561BW5)

Wells Fargo Bank, as Trustee    6.95% Note Payable due 07/15/28         $184,707,191                     ENE
                                (293561BU9)

The Chase Manhattan Bank,       0.52% Bond due 05/15/02                 $203,196,763                     ENE
as Issuing and Principal        (XS0129515077)
Paying Agent

The Chase Manhattan Bank,       0.493% Bond due 06/13/02                $162,447,128                     ENE
as Issuing and Principal        (XS0131599044)
Paying Agent

Wells Fargo Bank, as Trustee    6.50% Note Payable due 08/01/02         $153,277,083                     ENE
                                (293561BL9)


                                      107



Name of Trustee / Payee /                                               Amount Outstanding as of
Principal Obligee (as of                                                the Petition Date (unless
July 31, 2003)                  Instrument/CUSIP or ISIN                otherwise noted)                Debtor

JPMorgan Chase, as Issuing      Enron Corp. Commercial Paper            $4,340,743.75                    ENE
and Paying Agent                Program (29356AYW0)


National City Bank, as          7.75% Subordinated Debentures           $184,275,878                     ENE
Trustee                         due 2016


National City Bank, as          7.75% Subordinated Debentures           $138,218,479                     ENE
Trustee                         due 2016, Series II


National City Bank, as          7.75% Debentures due 2016               $29,483,978                      ENA
Trustee

National City Bank, as          7.75% Debentures due 2016               $29,483,978                      ETS
Trustee

National City Bank, as          Subordinated Guaranty of 7.75%          $29,483,978                      ENE
Trustee                         Debentures due 2016


National City Bank, as          Subordinated Guaranty of 7.75%          $29,483,978                      ENE
Trustee                         Debentures due 2016


National City Bank, as          7.75% Debentures due 2016,              $22,118,048                      ENA
Trustee                         Series II


National City Bank, as          7.75% Debentures due 2016,              $22,118,048                      ETS
Trustee                         Series II


National City Bank, as          Subordinated Guaranty of 7.75%          $22,118,048                      ENE
Trustee                         Debentures due 2016 Series II


National City Bank, as          Subordinated Guaranty of 7.75%          $22,118,048                      ENE
Trustee                         Debentures due 2016 Series II


          For purposes of the foregoing, debt securities include (a) prepetition debt instruments offered by a Debtor to more than one Person pursuant to a transaction which is the subject of a registration statement, an exemption from the filing of a registration statement, or not subject to the registration requirements of the Securities Act, and (b) consistent with the TOPRS Stipulation, various TOPRS obligations as if such obligations were direct obligations of the Debtors. For information regarding additional obligations of the Debtors, refer to Appendix C: "Estimated Assets, Claims and Distributions", the Debtors' Schedules of Assets and Liabilities, which are available at http://www.enron.com/corp/por/, and to Claims filed against the Debtors, which are available for viewing at http://www.bsillc.com.

E.   Capital Structure

     1. Preferred Stock. ENE authorized a total of 16.5 million shares of preferred stock. The preferred stock ranks in preference to the common stock as to distribution of assets of ENE upon the liquidation, dissolution, or winding up of ENE. As of the Initial Petition Date, ENE had four series of preferred stock outstanding:

          a. 9.142% Perpetual Second Preferred Stock. An aggregate of 35.568509 shares of ENE preferred stock is designated the 9.142% Perpetual Second Preferred Convertible Stock. The 9.142% Perpetual Preferred Stock ranks pari passu with the Cumulative Second Preferred Convertible Stock and senior to the Mandatorily Convertible Junior Preferred Stock,

Series B and Mandatorily Convertible Single Reset Preferred Stock, Series C. As of the Initial Petition Date, 35.568509 shares of 9.142% Perpetual Second Preferred Stock were issued and outstanding. All shares of 9.142% Perpetual Second Preferred Stock are held by Enron Equity. Refer to Section III.F.22., "Enron Equity Corp." for further information.

          b. Cumulative Second Preferred Convertible Stock. An aggregate of 1.37 million shares of ENE preferred stock is designated the Cumulative Second Preferred Convertible Stock. The Cumulative Second Preferred Convertible Stock ranks pari passu with the 9.142% Perpetual Second Preferred Stock and senior to the Mandatorily Convertible Junior Preferred Stock, Series B and Mandatorily Convertible Single Reset Preferred Stock, Series C. As of the Initial Petition Date, 1,137,991 shares of Cumulative Second Preferred Convertible Stock were issued and outstanding. Pursuant to its terms, each share is convertible to a certain number of shares of ENE common stock.

          c. Mandatorily Convertible Junior Preferred Stock, Series B. An aggregate of 250,000 shares of ENE preferred stock is designated the Mandatorily Convertible Junior Preferred Stock, Series B. The Mandatorily Convertible Junior Preferred Stock, Series B ranks junior to the 9.142% Perpetual Second Preferred Stock and the Cumulative Second Preferred Convertible Stock and senior to the Mandatorily Convertible Single Reset Preferred Stock, Series C. As of the Initial Petition Date, 250,000 shares of Mandatorily Convertible Junior Preferred Stock, Series B were issued and outstanding. All shares of Mandatorily Convertible Junior Preferred Stock, Series B are held by Condor, which is part of the Osprey/Whitewing financing structure. Refer to Section III.F.42., "Osprey/Whitewing" for further information. Pursuant to its terms, each share is convertible to a certain number of shares of ENE common stock.

          d. Mandatorily Convertible Single Reset Preferred Stock, Series C. An aggregate of 182,908 shares of ENE preferred stock is designated the Mandatorily Convertible Single Reset Preferred Stock, Series C. The Mandatorily Convertible Single Reset Preferred Stock, Series C ranks junior to the 9.142% Perpetual Second Preferred Stock, the Cumulative Second Preferred Convertible Stock and the Mandatorily Convertible Junior Preferred Stock Series B. As of the Initial Petition Date, 182,908 shares of Mandatorily Convertible Single Reset Preferred Stock, Series C were issued and outstanding. All shares of Mandatorily Convertible Single Reset Preferred Stock, Series C are held by Preferred Voting Trust, which is part of the Marlin financing structure. Refer to Section III.F.37., "Marlin" for further information. Pursuant to its terms, each share is convertible to a certain number of shares of ENE common stock.

     2. Common Stock. ENE authorized 1.2 billion shares of no par common stock. As of December 5, 2001, 764,361,414 shares of common stock were issued and outstanding, and 14,503,586 shares were issued and held as treasury stock by ENE. In the event of liquidation, dissolution, or winding up of ENE, the holders of ENE common stock are entitled to share ratably in all assets of ENE remaining after provision for payment of liabilities and satisfaction of the liquidation preference of any shares of ENE preferred stock that may be outstanding. The holders of ENE common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of ENE common stock are subject to those holders of ENE preferred stock.

     3. Stock Plans. ENE had four Stock Plans under which options for shares of ENE's common stock have been or could have been granted to officers, employees and non-employee members of the board of directors. The Stock Plans allowed for grants of either incentive stock options or nonqualified stock options. Under three of the Stock Plans, options were not allowed to be granted at less than the fair market value of a share on the date of the grant. Under the 1999 stock plan, however, options were granted at an exercise price designated by the Compensation Committee of the Board. Under the Stock Plans, ENE could grant options with a maximum term of 10 years. Options vested under varying schedules. As of October 31, 2001, options were outstanding on approximately 86.5 million common stock shares. Currently, there is no expectation that any of these options will be exercised.

F.   Debtors' Financing Transactions

          Prior to the Initial Petition Date, as part of their business and to raise funds for a variety of purposes, the Enron Companies entered into a number of on- and off-balance sheet financing transactions. Certain of those transactions involved the creation of special purpose entities or structures. As of the Initial Petition Date, the Enron Companies had approximately fifty ongoing financing transactions with various lending institutions and other investors.

          Approximately $2.4 billion to $2.9 billion in assets are associated with these financing transactions. The majority of this value is associated with the Osprey/Whitewing and Rawhide transactions. Significant assets are described below in the individual summaries. It is important to note that there is no guarantee that any value from these assets will inure to the benefit of the Debtors' estates. Additionally, there are significant liabilities associated with the financing transactions and several billion dollars in claims have been filed against the Debtors in connection therewith.

          Complete or partial settlements relating to a number of the transactions have been addressed in the Plan or approved by the Bankruptcy Court since the Initial Petition Date. A description of each of the settlements is included with the individual transaction summary below. Settlement negotiations are ongoing with respect to several of the other transactions; however, there can be no assurance that these negotiations will result in value to the Debtors or a reduction in claims against the Debtors.

          On April 8, 2002, the Bankruptcy Court entered an order appointing the ENE Examiner to investigate the ongoing transactions, as well as many transactions that had been unwound or otherwise completed prior to the Initial Petition Date. Refer to Section IV.A.4.b., "ENE Examiner" for further information. The ENE Examiner has filed a series of reports wherein he reported and commented upon these transactions. Refer to Section IV.A.4.b., "ENE Examiner" for further information.

          In addition, many of the financing transactions have been the subject of various Congressional committee reports and/or widely discussed in the media. Refer to "Related Documents" at http://www.enron.com/corp/por/ for further information.

          Further information regarding the financing transactions can be found in the following reports, which identify the factual and legal conclusions of the authors of those reports